Exhibit 99.1

WNS Acquires Fusion Outsourcing Services in South Africa
Expanded Global Capability Enhances Growth Opportunities

NEW YORK, NY and MUMBAI, INDIA, June 21, 2012 — WNS (Holdings) Limited (NYSE: WNS), a leading provider of global business process solutions, today announced that it has acquired Fusion Outsourcing Services (Pty) Ltd., a leading BPO provider based in South Africa. Fusion provides a range of outsourcing services including contact center, customer care and business continuity services to both South African and international clients. With operations in Cape Town and Johannesburg, Fusion currently employs approximately 1,500 people. WNS recently collaborated with Fusion to service one of WNS’s largest UK-based clients with premium voice services.

WNS’s CEO, Keshav Murugesh, stated “The acquisition of an established player like Fusion brings a new and highly leveragable asset to WNS. Expanding our global delivery footprint and entering emerging growth markets are key pillars of our investment strategy. We believe that establishing operations in South Africa addresses both of these objectives. WNS currently has several existing and prospective clients interested in having services delivered from South Africa to take advantage of the English language capabilities, skilled talent pool and strong cultural work ethic. Longer term, we view this growing economy as an exciting end-market user of global BPO services, especially in the areas of finance and accounting and insurance-specific services. We are pleased to welcome the Fusion team into the WNS family, and look forward to working together to take the company to greater heights.”

“We are thrilled to become a part of a vibrant and growing global organization like WNS,” said Johann Kunz, Fusion’s Managing Director. “We are proud of the solid foundation and reputation we have been able to build, and look forward to becoming an integral part of WNS’s global strategy going forward.”

The acquisition of the shares of Fusion from BFSL Limited, part of UK-based BGL Group of companies, is effective June 21, 2012, and cash consideration for the transaction was UK£10 million plus adjustments for cash and working capital. The transaction is expected to be funded from cash on hand, with approximately half of the consideration paid at completion and the remainder payable in tranches on or before May 31, 2013. Based on Fusion’s existing book of business, the acquisition is expected to contribute incremental revenue of $9 million — $10 million for WNS in fiscal 2013. WNS expects the transaction to be neutral to adjusted earnings1 per share in fiscal 2013, and accretive in fiscal 2014.

About WNS
WNS (Holdings) Limited (NYSE: WNS), is a leading global business process outsourcing company. WNS offers business value to 200+ global clients by combining operational excellence with deep domain expertise in key industry verticals including Travel, Insurance, Banking and Financial Services, Manufacturing, Retail and Consumer Packaged Goods, Shipping and Logistics and Healthcare and Utilities. WNS delivers an entire spectrum of business process outsourcing services such as finance and accounting, customer care, technology solutions, research and analytics and industry specific back office and front office processes. After the acquisition of Fusion, WNS has over 26,000 professionals across 28 delivery centers worldwide including Costa Rica, India, Philippines, Romania, South Africa, Sri Lanka, United Kingdom and the United States. For more information, visit www.wns.com.

Safe Harbor Provision
This document includes information which may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events. These statements include, among others, growth opportunities from the expanded global capability, the demand for global BPO services in South Africa and Fusion’s expected results of operations and their expected impact on WNS’s results of operations. Factors that could cause actual results to differ materially from those expressed or implied include Fusion’s volume of business, our ability to successfully integrate Fusion’s business operations with ours; our ability to successfully leverage Fusion’s assets to grow our revenue, expand our service offerings and market share and achieve accretive benefits from our acquisition of Fusion; worldwide economic and business conditions; political or economic instability in jurisdictions where we have operations; and other factors discussed in our most recent Form 20-F and other filings with the Securities and Exchange Commission. WNS undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

References to “UK£” refer to the British Pound Sterling, the legal currency of Britain. References to GAAP refers to International
Financial Reporting Standards, as issued by the International Accounting Standards Board.

CONTACT:

Investors:	Media:

David Mackey SVP-Finance & Head of Investor Relations WNS (Holdings) Limited +1 201 942 6261 ir@wns.com	Sumi Gupta Public Relations WNS (Holdings) Limited +91 (22) 4095 2263 sumi.gupta@wns.com; pr@wns.com

[1]	Adjusted earnings is a non-GAAP measure and refers to our profit excluding amortization of intangible assets and share-based compensation expense.